06009601

UNITED STATES
:ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 27 2006
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital West Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 N. ROBINSON, SUITE 200
(No. and Street)

OKLAHOMA CITY (City) OKLAHOMA (State) 73102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENISE HINTZE 405-235-5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

211 N. ROBINSION, SUITE 1200, OKLAHOMA CITY, OK 73102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/27/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT O. MCDONALD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL WEST SECURITIES, INC. (THE "COMPANY"), as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALTHEA R. ROBERTS NOTARY #01008761 EXP. 7/09/09 PUBLIC STATE OF OKLAHOMA

Signature

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Title

Althea R. Roberts

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS	2005	2004
CASH AND CASH EQUIVALENTS	**$2,472,316**	$1,912,907
RECEIVABLE FROM CLEARING ORGANIZATION	**734,216**	774,967
SECURITIES OWNED - AT MARKET, pledged to clearing organization	**230,388**	243,837
ACCRUED INTEREST RECEIVABLE	**8,704**	1,919
FURNITURE AND EQUIPMENT, net	**41,902**	47,071
GOODWILL, net	**90,203**	90,203
DEFERRED TAX ASSET	**14,804**	18,883
OTHER ASSETS	**276,352**	209,961
	$3,868,885	$3,299,748
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued liabilities and payables	**$1,386,062**	$1,325,316
Payable to clearing organization	**230,388**	243,837
Income taxes payable	**168,440**	79,011
Total liabilities	**1,784,890**	1,648,164
COMMITMENTS AND CONTINGENCIES (note G)		
STOCKHOLDER'S EQUITY		
Common stock - $.01 par value; authorized, issued and outstanding, 3,000,000 shares	**30,000**	30,000
Additional paid-in capital	**826,851**	771,501
Retained earnings	**1,227,144**	850,083
	2,083,995	1,651,584
	$3,868,885	$3,299,748

The accompanying notes are an integral part of these statements.